Filed Pursuant to Rule 433
Dated September 20, 2007
Registration Statements
No. 333-125571
No. 333-120692
Liberty Property Limited Partnership
FINAL TERM SHEET
Dated: September 20, 2007

Issuer:	Liberty Property Limited Partnership

Size:	$300,000,000

Maturity:	October 1, 2017

Coupon (Interest Rate):	6.625%

Underwriting Discount:	0.650%

Yield to Maturity:	6.710%

Spread to Benchmark Treasury:	+ 207 basis points

Benchmark Treasury:	4.75% due August 15, 2017

Benchmark Treasury Price and Yield:	100-27+ 4.640%

Interest Payment Dates:	April 1 and October 1, commencing April 1, 2008

Redemption Provision:	At any time at a discount rate of Treasury plus 35 basis points

Price to Public:	99.385%

Settlement Date:	September 25, 2007

Ratings:	Baa2 by Moody's Investors Service, Inc., BBB by Standard & Poor's Ratings Services and BBB+ by Fitch Ratings
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC toll-free at 1-800-294-1322, Morgan Stanley & Co. Incorporated toll free at 1-866-718-1649 or Wachovia Capital Markets, LLC toll-free at 1-866-289-1262. You also may e-mail a request to dg.prospectus_distribution@bofasecurities.com or syndicate.ops@wachovia.com.